          May 9, 2018
VIA EMAIL AND EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Heather Percival, Esq.,
Division of Corporation Finance
Re:	India Globalization Capital, Inc. Registration Statement on Form S-3 (No. 333-224082)
Ladies and Gentlemen:
On behalf of India Globalization Capital, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 9:30 a.m., Eastern time, on Friday, May 11, 2018, or as soon as possible thereafter.
Please advise the undersigned of the effectiveness of the Registration Statement.
Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:	Mr. Ram Mukunda Ms. Claudia Grimaldi

India Globalization Capital, Inc.
4336 Montgomery Avenue
 Bethesda, Maryland 20814
May 9, 2018
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Heather Percival, Esq.,
Division of Corporation Finance
Re:	India Globalization Capital, Inc. Registration Statement on Form S-3 (No. 333-224082)
Ladies and Gentlemen:
India Globalization Capital, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 9:30 a.m., Eastern time, on Friday, May 11, 2018, or as soon as possible thereafter.
Very truly yours,

INDIA GLOBALIZATION CAPITAL, INC.

By:	/s/ Ram Mukunda
Ram Mukunda
President and Chief Executive Officer